Release Time    IMMEDIATE
Date            27 July 2000
Number          76/00



BHP ANNOUNCES $2 BILLION RECORD ANNUAL PROFIT

The Broken Hill Proprietary Company Limited (BHP) today announced a record operating profit of $2 032 million, excluding abnormal items, for the 13 months ended 30 June 2000.

The result is an increase of $1 667 million compared with the 1999 financial year and is the highest-ever annual profit on a 12 months adjusted basis
(12 months to June 2000), both before and after abnormal items, in the Company's 115 year history.

BHP Managing Director and CEO Paul Anderson said: "This is a tremendous result, and includes a record operating profit for the half year ended 30 June. Improvements in our performance have been delivered across the Company
- this result is the sum of thousands of individual actions, taken by thousands of employees, all working towards a common objective."

Including abnormals, the result for the 13 months ended 30 June 2000 was a record profit of $1 627 million, an improvement of $3.9 billion compared with the 1999 financial year. This includes a $794 million write-off in the carrying value of BHP's Western Australia HBI operations following continued commissioning difficulties and a $223 million loss on the sale of US west coast steel assets.

Mr Anderson said: "It is significant that we delivered a record profit despite Western Australian HBI being a $160 million drag on our operating performance. The result demonstrates the commitment of management to delivering on our objectives - many of the initiatives targeted 12 months ago did not work out, but new initiatives were undertaken.

"Such was the case with improved management of our Steel operations, accelerated production from the Buffalo oil field project to take advantage of higher oil prices and the business improvement program implemented at our Western Australian iron ore operations.

"The result demonstrates our commitment to focusing on those business factors that we can control and reflects the efforts of the senior management team, and all employees, in reducing costs and optimising the operating performance of each of our businesses."

The decisions related to ceased, sold and discontinuing operations, including the exit from loss-making operations such as the Hartley platinum mine and North American copper operations, improved the profit result by $325 million (after tax) compared to the 1999 financial year.

Mr Anderson said: "The decision to aggressively clean-up the Company's asset base provided the foundation for a solid operating result with the profit impact from closing non-performing operations greater than the contribution from higher prices, compared to last financial year."

The net profit impact from higher prices was $230 million (after tax) compared to the 1999 financial year, with lower coal and iron ore prices partly offsetting significantly higher oil prices and improved copper prices.

Additionally the contribution from new operations was a net positive impact of $125 million (after tax) compared to last financial year with profits from new Petroleum operations and the strong performance of EKATI TM diamond mine offset by losses from the Western Australia HBI plant.
Mr Anderson said: "As previously announced, we will bring that issue to a head and make a decision on the future of that operation within the next six months."

Company-wide cost reduction initiatives contributed $330 million (after tax) compared to the 1999 financial year with a significant contribution from reduced interest charges driven by BHP's focus on paying down debt.

Mr Anderson said: "It's clear that removing the next layer of costs from our businesses will be largely driven by major programs such as the establishment of Shared Business Services and e-commerce purchasing. Implementation of these programs will increase our cost base during the 2001 financial year but will generate savings in future years."

The balance sheet is much improved with gearing levels in target range and debt financing has been restructured to better match the profile of the Company's asset portfolio. This provides the Company with greater flexibility in terms of capital management, whether to capture growth opportunities or return funds to shareholders.

"Throughout the year we have outlined the third phase in the restructuring of BHP, our strategic framework for shareholder value delivery including the main avenues of future growth. Our Minerals business is focused on delivering high value growth opportunities through brownfield expansions and disciplined, value-driven exploration, in addition to opportunistic acquisitions.

"For Petroleum, our upstream focus will remain based on high value potential strategies in deepwater, gas commercialisation and capturing opportunities in North Africa and the Middle East.
We have made significant progress recently with the announcement of further drilling success in the Gulf of Mexico, along with progression of two Algerian gas/liquids projects," Mr Anderson said.

"Going into 2000 we were clearly under pressure, we have now turned the corner and established momentum to take BHP to a new level of performance. Looking forward, we will face increasing pressure from globalisation and consolidation of industry sectors but I am confident that we will be up to the challenges ahead."

* * * *
Further information can be found on our internet site:
http://www.bhp.com.au/press/news.htm

Contact:
MEDIA RELATIONS INVESTOR RELATIONS
Mandy Frostick, Manager Media Relations
Ph: 61 3 9609 4157 Mob: 61 419 546 245

Dr Robert Porter, Vice President Investor Relations
Ph: 61 3 9609 3540 Mob: 61 419 587 456

Candy Ramsey
BHP Investor Relations Houston
Tel:    (713) 961-8640